SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: January 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada offer to acquire Nexxlink Accepted by Nexxlink
Shareholders

MONTREAL, Québec, January 25, 2005 – Bell Canada announced today that, following the expiry of its offer to purchase all the outstanding common shares of Nexxlink Technologies Inc. (TSX: NTI), all of the conditions set out in the offer had been met. A total of 9,488,489 common shares of Nexxlink, representing approximately 86.3% of the aggregate number of common shares outstanding (on a fully-diluted basis), were tendered under the offer.

Accordingly, Bell Canada has taken-up and intends to pay for all the Nexxlink common shares deposited under the offer on January 27, 2005.

Bell Canada will grant additional time to Nexxlink shareholders who have not yet tendered their shares, by extending its offer to 5:00 p.m. Eastern time, February 7, 2005. Bell Canada intends to acquire all outstanding common shares not tendered by that date pursuant to rights of compulsory acquisition, if available, or pursuant to a subsequent acquisition transaction, with the result that Nexxlink will become a wholly-owned subsidiary of Bell Canada.

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca .

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release, including, but not limited to, the statement that common shares of Nexxlink not tendered by the extended expiry date of February 7, 2005 are intended to be acquired pursuant to rights of compulsory acquisition, if available, or pursuant to a subsequent acquisition transaction, or pursuant to a subsequent acquisition transaction, with the result that Nexxlink will become a wholly-owned subsidiary of Bell Canada, are forward-looking statements. These forward-looking statements reflect the current expectations of Bell Canada’s management but involve risks, uncertainties and assumptions which could cause actual events to differ materially from current expectations. The forward-looking statements contained in this news release represent Bell Canada’s expectations as of January 25, 2005 and, accordingly, are subject to change after such date. However, Bell Canada disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For information:
France Poulin
Bell Canada Media Relations
(514) 391-2007 or 1 877-391-2007
france.poulin@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: January 25, 2005